UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On or about August 12, 2024, ZOOZ Power Ltd. (the “Company”) took action to distribute copies of its proxy statement to its shareholders and to mail to its shareholders of record a proxy statement for an extraordinary general meeting of shareholders to be held on Monday, September 16, 2024, at 4:00 PM (Israel time) in Israel.

A copy of the notice of the extraordinary general meeting of shareholders of the Company, proxy statement and proxy card are attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of Extraordinary General Meeting of Shareholders of ZOOZ Power Ltd.
Exhibit 99.2	Proxy Statement
Exhibit 99.3	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

ZOOZ Power Ltd.

Date: August 12, 2024	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors